JOINT PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE

Canadian Zinc and Nahanni Butte Dene Band Sign Impact and Benefit Agreement for the Prairie Creek Project

Yellowknife, Northwest Territories: January 21, 2011 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (“CZN”) is extremely pleased to announce the signing of an Impact Benefit Agreement with the Nahanni Butte Dene Band with respect to the development and operation of the Company’s Prairie Creek Mine in the Northwest Territories of Canada.

The NAH?A DEHE DENE PRAIRIE CREEK AGREEMENT provides  for an ongoing working relationship between Canadian Zinc Corporation and the Nah?a Dehe Dene Band  (Nahanni Butte Dene Band) that respects the goals and aspirations of each party and will enable the Nahanni community members to participate in the opportunities and benefits offered by the Prairie Creek Project and confirms their support for the Prairie Creek Mine.

The Prairie Creek Mine, a zinc/lead/silver property, is located within the traditional territory of the Nah?a Dehe Dene Band, about 90 kilometres to the northwest of the community of Nahanni Butte, in the Northwest Territories. The route of the access road connecting the Prairie Creek Mine to the Liard Highway passes within five kilometres of Nahanni Butte.

The Agreement provides a framework such that training, employment and business contracts are made available to Nahanni to ensure maximization of benefits from opportunities arising from the Prairie Creek Project in a manner that will be to the mutual benefit of both parties.

The formal signing of the Agreement took place at a ceremony in Nahanni Butte on January 20, 2011 and was attended by the Chief and Band Council of the Nahanni Butte Dene Band; the Hon Bob McLeod, Minister of Industry, Tourism and Investment of the Government of the Northwest Territories;   Kevin Menicoche, Member of the Legislative Assembly for Nahendeh; the Canadian Northern Economic Development Agency (CanNor); and other government and aboriginal representatives.

“Canadian Zinc is very pleased to have signed this important agreement with the Nahanni Butte Dene Band”, said Chairman, John Kearney. “This is a very positive step for the development of the Prairie Creek Mine.  It is important that the Mine has the support of the local aboriginal community of Nahanni Butte and that those who live closest to the mine site and access road will be able to participate in and benefit from the Project.”

“In signing this Agreement, we have formally established a co-operative and mutually beneficial relationship with Nahanni, based on mutual respect, and which  will enable the community of Nahanni Butte to participate in the future economic benefits of an operating mine at Prairie Creek”,  added  John Kearney.

At the signing ceremony Chief Fred Tesou, Chief of the Nahanni Butte Dene Band   said:
 “In this Agreement Canadian Zinc and the Nah?a Dehe Dene Band acknowledge their mutual intentions that the Prairie Creek Project will be developed and operated in a manner that respects the land, the environment and  cultures of aboriginal and non-aboriginal peoples of the North.”

“The Agreement confirms the intentions of Canadian Zinc and the Nah?a Dehe Dene Band to work co-operatively to ensure our community and our people receive significant economic benefit from the Prairie Creek Mine.  In addition to the financial benefits we have negotiated this Agreement will mean jobs, training and education and business opportunities for our people for many years to come”, added Chief Tesou.

The Honourable Bob McLeod, Minister of Industry, Tourism and Investment for the Government of the Northwest Territories, who witnessed the signing ceremony, offered his congratulations to the community of Nahanni Butte and to Canadian Zinc on the signing of the IBA.  “The Government of the NWT is committed to the development and diversification of our economy with sustainable benefits going directly to northerners. We will continue to support communities and industry in meeting our shared goals of a sustainable northern economy”, said Minister McLeod.

The formal signing ceremony was followed by a community celebration in the form of the Annual Nahanni Winterfest which CZN has initiated and sponsored in previous years.

Impact Benefit Agreement

The Agreement, which is believed to be first Impact Benefit Agreement completed for a mining project in the DehCho region, acknowledges the Nah?a Dehe Band  aboriginal rights and interests in the area of the proposed Prairie Creek mining operation and the access road, recognises that the NDDB must be consulted such that its aboriginal rights and interests are fully accommodated, and provides the mechanism for effective communication  and co-operation between NDDB and CZN.

Under this cooperative agreement CZN recognizes and respects NDDB’s asserted rights and interests in the Prairie Creek area.  In return NDDB acknowledge CZN’s rights and interest in the development and future operation of the Prairie Creek Mine.  This Agreement reflects the mutual commitment to maintain an open, respectful and cooperative relationship as the Prairie Creek Mine progresses into operation.

Canadian Zinc has agreed to use its commercial best efforts to fill employment opportunities by giving priority to NDDB members and also to assist the NDDB to benefit from business opportunities associated with the development and operation of the Prairie Creek Project.

CZN has agreed to undertake certain social measures relating to the Project, including assistance in the future development of business opportunities and in capacity building.  CZN has also agreed to make contributions to an Educational Fund to assist NDDB members seeking vocational or technical skills training or education and will also make apprenticeship positions available to NDDB Members.

Agreement Background

The Nah?a Dehe Band of Nahanni Butte, Northwest Territories is a member of the DehCho First Nations.  Nahanni Butte is the closest community to the Prairie Creek mine and is located approximately 90 kilometres southeast of the mine site.

While exploring and developing the Prairie Creek project over many years, Canadian Zinc has maintained good long term relations with the community of Nahanni Butte.  This includes providing employment, training programs, community assistance, employing an Information Officer, establishing an annual scholarship program, site tours and sponsoring and supporting various community activities.

 A Memorandum of Understanding was signed between the parties on October 28, 2008 in which Canadian Zinc and NDDB declared their intentions to work together, as responsible corporate citizens of the region in the spirit of co-operation for mutual benefit as well as social, ecological, cultural and economic well-being.

 Negotiations continued between the parties during 2010, held mostly in open public sessions within the community, resulting in the formal Agreement being endorsed and unanimously ratified by both the Chief and Council of the NDDB and by the Board of Directors of CZN.

An operating Prairie Creek Mine has the potential to provide significant economic opportunity for the NDDB and the entire Dehcho region.  When in operation, it is expected that the Prairie Creek Mine will provide about 220 full-time jobs.   Canadian Zinc has targeted minimum employment levels of 35%-40% Northern residents and 15%-25% Aboriginal First Nations and has undertaken to maximize business opportunities for regional First Nations communities.

Prairie Creek Project Status

Since August 2008, applications for a Water License and Land Use Permits to support mining activities at Prairie Creek have been undergoing Environmental Assessment (the “EA”) coordinated by  the Mackenzie Valley Review Board (the “Review Board”) based out of Yellowknife.  The EA process is presently in a second round stage of Information Requests which will be followed by a Public Hearing. A decision from the Review Board is  expected during the second quarter of 2011 and will then be forwarded to the Minister of Indian and Northern Affairs and Development in Ottawa for ratification.

About the Prairie Creek Mine

Canadian Zinc’s principal focus is to advance the Prairie Creek Mine towards production. The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne, a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential. [Technical Report October 2007, Minefill Services Inc. Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].

The Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years. The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Chief Fred Tesou
Chairman	Nahanni Butte Dene Band
(416) 362- 6686	(867) 602-2900
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	General Delivery Nahanni Butte, Northwest Territories X0E 0N0
E-mail: invest@canadianzinc.com      Website: www.canadianzinc.com